UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lucas GC Limited

(Name of Issuer)

Ordinary shares, par value US$0.000005 per share

(Title of Class of Securities)

G57037106

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G57037106

1.	Names of Reporting Persons Howard Lee
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	49,219,966(1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	49,219,966(1)
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	49,219,966(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	61.9%(2)
12.	Type of Reporting Person	IN

(1)	Represents 49,219,966 ordinary shares of the Issuer held of record by HTL Lucky Holding Limited, a British Virgin Islands company, wholly owned by HTL Star Holding Limited. HTL Star Holding Limited is wholly owned by Mr. Howard Lee.
(2)	Percentage is calculated based on 79,563,300 ordinary shares of the Issuer issued and outstanding as of April 29, 2024, as reported by the Issuer on its annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 29, 2024 (the “Form 20-F”).

CUSIP No. G57037106

1.	Names of Reporting Persons HTL Star Holding Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	49,219,966(1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	49,219,966(1)
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	49,219,966(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	61.9%(2)
12.	Type of Reporting Person	CO

(1)	Represents 49,219,966 ordinary shares of the Issuer held of record by HTL Lucky Holding Limited, a British Virgin Islands company wholly owned by HTL Star Holding Limited.
(2)	Percentage is calculated based on 79,563,300 ordinary shares of the Issuer issued and outstanding as of April 29, 2024, as reported by the Issuer on the Form 20-F.

CUSIP No. G57037106

1.	Names of Reporting Persons HTL Lucky Holding Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	49,219,966(1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	49,219,966(1)
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	49,219,966(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	61.9%(2)
12.	Type of Reporting Person	CO

(1)	Represents 49,219,966 ordinary shares of the Issuer held of record by HTL Lucky Holding Limited.
(2)	Percentage is calculated based on 79,563,300 ordinary shares of the Issuer issued and outstanding as of April 29, 2024, as reported by the Issuer on the Form 20-F.

Item 1.

(a)	Name of Issuer: Lucas GC Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Sanyuanqiao, Chaoyang District, Beijing 100027, China.

Item 2.

(a)	Name of Person Filing:

Howard Lee

HTL Star Holding Limited

HTL Lucky Holding Limited

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

Howard Lee: Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Sanyuanqiao, Chaoyang District, Beijing 100027, China

HTL Star Holding Limited: ICS Corporate Services (BVI) Limited Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

HTL Lucky Holding Limited: ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

(c)	Citizenship:

Howard Lee: United States of America

HTL Star Holding Limited: British Virgin Islands

HTL Lucky Holding Limited: British Virgin Islands

(d)	Title of Class of Securities: ordinary shares, par value $0.000005 per share, of the Issuer

(e)	CUSIP Number: G57037106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2024

Howard Lee

By:	/s/ Howard Lee

HTL Star Holding Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Director

HTL Lucky Holding Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Director

Exhibit Index

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement